Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

SEC File No.:  000-50855

Date: December 16, 2014

[Email announcement to employees]

To:	Auxilium Employees

From:	Adrian Adams

Date:	December 16, 2014

Subject:	UPDATE ON THE PENDING ENDO-AUXILIUM TRANSACTION

Dear Auxilium Colleagues —

As our proposed transaction with Endo International moves forward, we remain committed to providing ongoing communications regarding the process.

Along those lines, please see below for an email message from Endo President & CEO Rajiv De Silva regarding the progress made toward the anticipated closing of the transaction in January 2015 and “Day One” updates for Auxilium employees based in Chesterbrook, the field, Horsham and Rye.

Thank you again for your continued focus and commitment to Auxilium and to this process.

With Best Wishes,

ADRIAN Adams

Chief Executive Officer and President

Auxilium Pharmaceuticals, Inc

Re: An Update on the Pending Endo-Auxilium Transaction

Dear Auxilium Colleagues,

With the end of 2014 fast approaching and the holiday season upon us, I want to share with you the great strides we have made towards closing our transaction in early 2015.  Just before the Thanksgiving holiday, we received an early termination of the Hart-Scott-Rodino (HSR) antitrust review by the Federal Trade Commission.  Next, we moved past an important SEC regulatory hurdle that has now enabled Auxilium to schedule a shareholder vote for Tuesday, January 27, 2015, which I know Adrian shared with you all last week.  With all of this exciting news and positive momentum, the integration planning team is now preparing for a likely close by the end of January 2015, subject to Auxilium shareholder approval.

With 7 weeks remaining ahead of the anticipated close, talented individuals from both organizations will continue to be actively engaged in planning for the integration, which includes the development of an enhanced Endo organizational structure for the combined businesses to maximize the value that Auxilium brings to Endo.  What energizes me is that our two companies clearly share a similar vision and values.  Auxilium is an attractive business for Endo because of its people and products which are a natural complement to our U.S. Branded Pharmaceuticals business.

Branded Pharmaceuticals has been the foundation and cornerstone of Endo since the founding of the company in 1997.  Over the past year we have been very focused on expanding our Branded Pharmaceuticals business by adding new products both organically and through acquisitions: the launch of AVEED® and acquisition and re-launch of Sumavel® DosePro® are just a couple of examples.  Additionally, with the recent announcement of the acquisition of the commercial rights to Natesto™ and a planned first quarter 2015 launch, we are further expanding our offerings and commitment to men’s health.  With the addition of Auxilium, our expanded portfolio of products and talent should accelerate Endo’s growth strategy and provide us with an even greater opportunity to solidify Endo as a leading global specialty healthcare company that strives to improve lives while creating value.

Auxilium People and Products

As I shared with you in the days following the deal announcement, people are at the center of all we do—patients, customers, shareholders, and equally as important, our employees.  With the close now likely at the end of January, I understand that many of you have questions around what will happen to your employment once the transaction closes.  To that end, let me share the following updates with you:

Day One Following the Transaction Close

On our first day as a combined company, we will share the enhanced Endo organization structure.  As you may expect, this new structure will be designed to maximize synergies in the combined organizations.  Within 30 days of the close, all Auxilium employees can expect to receive the following:

For Chesterbrook, PA Office-Based and Field Colleagues:  Endo will either extend an offer of employment where opportunities are available, or communicate the terms of severance and related transition timeline for those where there is not an opportunity to continue as an employee of the combined business.  Throughout this transition, Endo remains committed to a transparent, fair and respectful process.

For Horsham, PA and Rye, NY Colleagues:  No personnel changes are expected as both locations will transition to Endo on day one with operations continuing as usual.  The addition of Auxilium to Endo brings added manufacturing and supply capabilities through these sites, which are critical to continuing to provide the market with value-adding products like XIAFLEX® and TESTOPEL®.  Once the initial integration is completed, we will work with leadership in Horsham and Rye to evaluate opportunities to optimize the Auxilium supply chain for the future.

I would like to personally thank you for your continued support as we move forward in this process.  Over the coming weeks, we will continue to keep you apprised of our progress towards a potential end of January close.  In the interim, please enjoy your well-deserved time off during the Auxilium holiday shutdown.  Your hard work this year is what has allowed Auxilium to create value by improving the lives of patients.

I wish you and your families a joyous, healthy and festive holiday.

Warm regards,

Rajiv De Silva

President and Chief Executive Officer

Endo

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc (“Endo”) and Auxilium Pharmaceuticals, Inc. (“Auxilium”).  In furtherance of this proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo’s directors and executive officers in Endo Health Solutions Inc.’s (“EHSI”) Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo’s proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium’s directors and executive officers in Auxilium’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium’s proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the financing of the proposed transaction, Endo’s and Auxilium’s expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.  Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,”

“future” or similar expressions are forward-looking statements. Because these statements reflect Endo’s and Auxilium’s current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo and Auxilium believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”), and by Auxilium with the SEC, including under the caption “Risk Factors” in EHSI’s Form 10-K and Endo’s Form 10-Q and Form 8-K filings, and in Auxilium’s 10K, 10-Q and 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical results include, but are not limited to:

•                  the failure to receive the required approval from Auxilium stockholders and applicable government and regulatory authorities (and the terms of those approvals);

•                  the risk that a condition to closing contemplated by the merger agreement may not be satisfied or waived;

•                  the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo’s operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies;

•                  the effects of the business combination of Endo and Auxilium, including the combined company’s future financial condition, operating results, strategy and plans;

•                  Endo’s ability to achieve significant upside potential for shareholders by accelerating the growth of Xiaflex® and other products of the resultant combined company;

•                  Endo’s ability to sustain and grow revenues and cash flow from operations in its markets and to maintain and grow its customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•                  the impact of competition from other market participants;

•                  the development and commercialization of new products;

•                  the effects of governmental regulation on our business or potential business combination transaction;

•                  the availability and access, in general, of funds to meet Endo’s debt obligations prior to or when they become due and to fund its operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;  and

•                  Endo’s ability to comply with all covenants in its indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-default provisions.

All forward-looking statements attributable to Endo or Auxilium or any person acting on either of their behalf are expressly qualified in their entirety by this cautionary statement.  These forward-looking statements speak only as of the date hereof.  Neither Endo nor Auxilium assumes any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.